Exhibit 99.3

Mission

To create value for our costumers, shareholders, employees and communities by operating as a sustainable steel business.

Vision

To be a global organization and a benchmark in any business we conduct.

Values

Be the CUSTOMER’s choice

SAFETY above all

Respected, engaged and fulfilled EMPLOYEES

Pursuing EXCELLENCE with SIMPLICITY

Focus on RESULTS

INTEGRITY with all stakeholders

Economic, social and environmental SUSTAINABILITY

Gerdau is the leading producer of long steel in the Americas and one of the largest suppliers of special long steel in the world. With over 45,000 workers, industrial operations in 14 countries in the Americas, Europe and Asia, and combined annual steel production capacity of over 25 million tonnes. Gerdau is the largest recycler in Latin America and, in the world, transforms millions of tonnes of scrap into steel every year, working to strengthen its commitment to sustainable development in the various regions where it has operations. With more than 140,000 shareholders, Gerdau is listed on the São Paulo, New York and Madrid stock exchanges.

Highlights in the Third Quarter of 2012

	3rd Quarter	3rd Quarter	Variation	2nd Quarter	Variation	9 months	9 months	Variation
Key Information	2012	2011	3Q12/3Q11	2012	3Q12/2Q12	2012	2011	9M12/9M11
Production (1,000 tonnes) Crude Steel (slabs/blooms/billets)	4,747	5,018	-5%	5,046	-6%	14,733	14,890	-1%
Shipments (1,000 tonnes)	4,774	4,849	-2%	4,778	0%	14,277	14,455	-1%
Net Sales (R$ million)	9,819	8,967	10%	9,975	-2%	28,994	26,341	10%
EBITDA (R$ million)	1,033	1,215	-15%	1,244	-17%	3,285	3,626	-9%
Net Income (R$ million)	408	713	-43%	549	-26%	1,354	1,626	-17%
Gross Margin	12%	15%		14%		13%	15%
EBITDA Margin	11%	14%		12%		11%	14%
Shareholders’ Equity (R$ million)	28,886	26,630		28,422		28,886	26,630
Total Assets (R$ million)	53,599	49,427		53,346		53,599	49,427
Gross Debt / Total Capitalization (1)	34%	34%		34%		34%	34%
Net Debt / Total Capitalization (2)	29%	26%		29%		29%	26%
Gross Debt / EBITDA (3)	3.5x	3.0x		3.3x		3.5x	3.0x
Net Debt / EBITDA (3)	2.8x	2.1x		2.6x		2.8x	2.1x

(1) Total capitalization = shareholders’ equity + gross debt

(2) Total capitalization = shareholders’ equity + net debt

(3) EBITDA in last 12 months

GERDAU S.A. and subsidiaries	Nov 1, 2012
Quarterly Results - 3Q12

Mining Activities

•      Gerdau announces that, as of today, it has ceased its efforts to identify a strategic partner for its integrated mining project. The decision took into consideration the findings of a greater volume of iron ore resources and the fact that the proposals received did not meet the Company expectations. The project presented to potential investors was based on iron ore resources of approximately 2.9 billion tonnes, whereas, as a result of ongoing prospecting and studies, total iron ore resources are currently estimated at 6.3 billion tonnes, with iron content greater than 40%.

•      On the other hand, Gerdau reaffirms its commitment to the mining project and to implementing an investment plan that does not compromise the resources required to ensure the sustainability of its steel business. As previously announced, Gerdau continues to invest in iron ore, with a target of reaching annual iron ore production capacity of 11.5 million tonnes already in 2013, for projected investment of R$ 838 million, which will allow to reach self sufficiency and market the surplus. Subsequently, for an additional investment of around R$ 500 million, the Company plans to reach, by 2016, annual iron ore production capacity of 18 million tonnes. Note that Gerdau’s product portfolio will include a wide range of products (concentrated, sinter feed and lump ore) with sufficient quality to meet the requirements of the most demanding markets. Also in this phase, another R$ 500 million will be invested to build a rail terminal in Miguel Burnier (Minas Gerais state) for distributing the iron ore produced. This rail terminal will be large enough to handle future expansions and additional ore volumes produced by Gerdau.

•      Also under the scope of the mining project, the Company plans to reach annual iron ore production of more than 24 million tonnes at a new plant processing friable itabirite ore, with startup scheduled for 2020.

•      Regarding the project to build its own port terminal in Itaguaí Port, Rio de Janeiro state, and distribute ore for export, Gerdau continues to develop strategic alternatives to ensure the project’s sustainability and profitability. The Company remains observing the opportunities available for meeting its short-term distribution needs.

•      Note also that Gerdau closed its first iron ore export contract and will ship 160,000 tonnes of sinter feed in November.

World Steel Market

Steel Industry Production	3rd Quarter	3rd Quarter	Variation	2nd Quarter	Variation	9 months	9 months	Variation
(Million tonnes)	2012	2011	3Q12/3Q11	2012	3Q12/2Q12	2012	2011	9M12/9M11
Crude Steel
Brazil	8.7	9.0	-3%	8.7	0%	26.0	26.8	-3%
North America (excluding Mexico)	25.1	25.2	0%	26.8	-6%	78.4	74.5	5%
Latin America (excluding Brazil)	7.7	8.4	-8%	8.1	-5%	23.5	24.7	-5%
China	185.1	182.5	1%	183.0	1%	542.3	533.3	2%
Other	156.0	157.2	-1%	163.5	-5%	479.2	483.2	-1%
Total(1)	382.6	382.3	0%	390.1	-2%	1,149.4	1,142.5	1%

Source: Worldsteel and Gerdau

(1) Figures represent approximately 98% of total production in 62 countries.

•      In 3Q12, world steel production was flat in relation to 3Q11 (see table above). Production levels in the world’s key steel producing regions remained relatively unchanged from prior periods. Considering the regions where Gerdau operates, production contracted in both Brazil and Latin America due to the destocking trend and higher imports in the period. In the first nine months of 2012, North America registered growth in production from the year-ago period, driven by the gradual recovery in steel demand, despite the stable production in 3Q12 compared to 3Q11. China remained an important player in the international market, accounting for 48% of world steel production. Average capacity utilization in the world steel industry stood at 78% in September 2012. Compared to 2Q12, world production contracted, reflecting the slower economic growth.

•      On October 11, 2012, the World Steel Association released its latest Short Range Outlook containing forecasts for global apparent steel consumption in 2012 and 2013. Worldsteel forecasts growth in world steel consumption of 2.1% for 2012 and 3.2% for 2013. Therefore, these forecasts for world steel consumption in 2012 and 2013 were revised downward, mainly due to the economic crisis in Europe and the slower-than-expected growth in China. For 2012 and 2013, Worldsteel estimates growth in apparent steel consumption in developing economies of 3.0% and 3.7%, respectively. On the other hand, consumption in developed economies should contract by 0.3% in 2012, but grow by 1.9% in 2013. Meanwhile, the NAFTA region is expected to register healthy growth of 7.5% in apparent steel consumption in 2012, driven by the better performance of the construction industry and the solid performance of the automotive industry and the manufacturing industry in general. For 2013, this region is forecast to grow by 3.6%.

Gerdau’s performance in the third quarter of 2012

The Consolidated Financial Statements of Gerdau S.A. are presented in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil, which are fully aligned with the international accounting standards issued by the Accounting Pronouncement Committee (CPC).

The information in this report does not include data for jointly controlled entities and associate companies, except where stated otherwise.

Business operations

The information in this report is presented in accordance with Gerdau’s corporate governance, as follows:

•      Brazil (Brazil BO) — includes the operations in Brazil (except special steel) and the metallurgical and coking coal operation in Colombia;

•      North America (North America BO) — includes all operations in North America, except Mexico and special steel;

•      Latin America (Latin America BO) — includes all Latin American operations, except the operations in Brazil and the metallurgical and coking coal operation in Colombia;

Special Steel (Special Steel BO) — includes the special steel operations in Brazil, Spain, United States and India.

Crude steel production

Production	3rd Quarter	3rd Quarter	Variation	2nd Quarter	Variation	9 months	9 months	Variation
(in thousands of tonnes)	2012	2011	3Q12/3Q11	2012	3Q12/2Q12	2012	2011	9M12/9M11
Crude Steel (slabs, blooms and billets)
Brazil	1,925	2,007	-4%	1,825	5%	5,501	5,698	-3%
North America	1,734	1,726	0%	1,842	-6%	5,475	5,299	3%
Latin America	444	428	4%	518	-14%	1,432	1,304	10%
Special Steels	644	857	-25%	861	-25%	2,325	2,589	-10%
Total	4,747	5,018	-5%	5,046	-6%	14,733	14,890	-1%

•      On a consolidated basis, the lower crude steel production in 3Q12 compared to 3Q11 was due to the weaker performance of the Special Steel and Brazil BOs, which reflected the lower shipments in the period.

•      Compared to 2Q12, consolidated production was also lower, basically reflecting the weaker demand in the Special Steel BO anddestocking movement in North America and Latin America BOs.

Crude Steel Production

(in thousands of tonnes)

Shipments

Consolidated Shipments(1)	3rd Quarter	3rd Quarter	Variation	2nd Quarter	Variation	9 months	9 months	Variation
(in thousands of tonnes)	2012	2011	3Q12/3Q11	2012	3Q12/2Q12	2012	2011	9M12/9M11
Brazil (2)	1,791	1,932	-7%	1,916	-7%	5,485	5,709	-4%
Domestic Market	1,339	1,380	-3%	1,418	-6%	4,026	3,840	5%
Exports	452	552	-18%	498	-9%	1,459	1,869	-22%
North America	1,768	1,631	8%	1,593	11%	5,113	4,957	3%
Latin America	705	711	-1%	685	3%	2,061	1,992	3%
Special Steel	625	734	-15%	731	-15%	2,054	2,271	-10%
Eliminations and Adjustments	(115)	(159)		(147)		(436)	(474)
Consolidated	4,774	4,849	-2%	4,778	0%	14,277	14,455	-1%

(1) - Excludes shipments  to subsidiaries

(2) - Excludes coke shipments

•      Consolidated shipments in 3Q12 registered decrease compared to 3Q11, with different levels in each business operation with the exception of the North America BO, which registered positive growth in the period. At the Brazil BO, the decrease is mainly explained by the reduction in exports due to the lower international prices and resulting lower profitability. In the domestic market, despite the growing demand from the infrastructure sector, shipments decreased due to the slowdown in residential and commercial building. Real estate lending under the Housing Finance System (SFH), for instance, is growing at a more moderate pace. In the period from September 2011 to August 2012, these loans grew by 7% from the previous 12-month period, according to the Central Bank of Brazil. In the Special Steel BO, the reduction in shipments occurred primarily at the units in Brazil and Spain. In Brazil, shipments continued to be impacted by the bringing forward of heavy vehicle production that occurred in late 2011, ahead of the new Euro 5 regulations for diesel engines that took effect in 2012. In Spain, the lower special steel shipments reflected the effects from Europe’s sovereign debt crisis. In the North America BO, however, shipments grew driven by solid demand from the industrial and energy sectors, as well as by stronger growth in the construction industry. The Purchasing Managers Index (PMI) from the Institute for Supply Management (ISM), the main indicator for U.S. industrial production, reached 51.5% in September, with a reading above 50% indicating growth. Based on the latest data from the United States Census Bureau, nonresidential construction spending grew 9% in 2012 in July-

August 2012, last update available, from the same period of 2011, reaching US$ 50 billion, driven by increased construction of buildings with more than four stories and parking garages.

•      In relation to 2Q12, consolidated shipments were relatively stable. In the Brazil BO, the main driver of the downturn in shipments to the domestic market was the weaker long steel demand from the construction industry, especially in the residential and commercial segments. In the export market, as mentioned above, lower profitability led to a reduction in shipments abroad. In the Special Steel BO, lower shipments were registered in the various countries where Gerdau has operations. In Spain, the main reason was the period’s typical seasonality, while in Brazil the reduction in shipments was driven by the reduction in vehicle production to adjust inventory levels in the market. Meanwhile, in the United States, the higher inventory levels in the production chain caused by overly optimistic forecasts for vehicle sales at the start of the year led to lower shipments of special steel in the quarter. In the North America BO, shipments of long steel increased in the period, reflecting the gradual improvement in the market to date.

Consolidated Shipments

(excludes shipments to subsidiaries)

Net sales

Net Sales	3rd Quarter	3rd Quarter	Variation	2nd Quarter	Variation	9 months	9 months	Variation
(R$ million)	2012	2011	3Q12/3Q11	2012	3Q12/2Q12	2012	2011	9M12/9M11
Brazil	3,567	3,606	-1%	3,724	-4%	10,511	10,374	1%
Domestic Market	3,053	2,869	6%	3,113	-2%	8,866	7,932	12%
Exports(1)	514	737	-30%	611	-16%	1,645	2,442	-33%
North America	3,415	2,676	28%	3,184	7%	9,740	7,994	22%
Latin America	1,322	1,039	27%	1,274	4%	3,745	2,947	27%
Special Steel	1,750	1,868	-6%	2,070	-15%	5,676	5,654	0%
Eliminations and Adjustments	(235)	(222)	6%	(277)	-15%	(678)	(628)	8%
Consolidated	9,819	8,967	10%	9,975	-2%	28,994	26,341	10%

(1) - Includes net sales from coke shipments

•      In 3Q12, consolidated net sales grew in relation to 3Q11, mainly reflecting the increase in net sales per tonne shipped at all business operations. At the North America BO, net sales growth was also supported by the increase in shipments. In the Brazil BO, the performance of the domestic and export markets diverged: in the domestic market, the increase in net sales per tonne shipped supported higher net sales, which offset the lower shipments; while in the export market, the reduction in net sales was driven by the reductions in both shipments and net sales per tonne shipped. In the Special Steel BO, the drop in net sales was driven by the reduction in shipments, which was partially offset by the increase in net sales per tonne shipped.

•      In relation to 2Q12, consolidated net sales posted a slight reduction. In the Special Steel BO, the decrease in net sales was driven by the reduction in shipments. In the Brazil BO, the reduction in net sales from exports was caused by the decreases in both shipments and international prices. In the domestic market, the slight drop in net sales was due to the reduction in shipments, which was partially offset by the increase in net sales per tonne shipped. In the North America and Latin America BOs, net sales growth was driven by higher shipments.

Cost of goods sold and gross margin

		3rd Quarter	3rd Quarter	Variation	2nd Quarter	Variation	9 months	9 months	Variation
Cost of Goods Sold and Gross Margin		2012	2011	3Q12/3Q11	2012	3Q12/2Q12	2012	2011	9M12/9M11
Brazil	Net sales (R$ million)	3,567	3,606	-1%	3,724	-4%	10,511	10,374	1%
	Cost of goods sold (R$ million)	(2,851)	(2,975)	-4%	(3,114)	-8%	(8,758)	(8,628)	2%
	Gross profit (R$ million)	716	631	13%	610	17%	1,753	1,746	0%
	Gross margin (%)	20%	17%		16%		17%	17%

North America	Net sales (R$ million)	3,415	2,676	28%	3,184	7%	9,740	7,994	22%
	Cost of goods sold (R$ million)	(3,192)	(2,384)	34%	(2,833)	13%	(8,832)	(7,081)	25%
	Gross profit (R$ million)	223	292	-24%	351	-36%	908	913	-1%
	Gross margin (%)	7%	11%		11%		9%	11%

Latin America	Net sales (R$ million)	1,322	1,039	27%	1,274	4%	3,745	2,947	27%
	Cost of goods sold (R$ million)	(1,264)	(926)	37%	(1,161)	9%	(3,460)	(2,582)	34%
	Gross profit (R$ million)	58	113	-49%	113	-49%	285	365	-22%
	Gross margin (%)	4%	11%		9%		8%	12%

Special Steel	Net sales (R$ million)	1,750	1,868	-6%	2,070	-15%	5,676	5,654	0%
	Cost of goods sold (R$ million)	(1,544)	(1,574)	-2%	(1,731)	-11%	(4,892)	(4,755)	3%
	Gross profit (R$ million)	206	294	-30%	339	-39%	784	899	-13%
	Gross margin (%)	12%	16%		16%		14%	16%

Eliminations	Net sales (R$ million)	(235)	(222)		(277)		(678)	(628)
and Adjustments	Cost of goods sold (R$ million)	230	231		289		677	612
	Gross profit (R$ million)	(5)	9		12		(1)	(16)

Consolidated	Net sales (R$ million)	9,819	8,967	10%	9,975	-2%	28,994	26,341	10%
	Cost of goods sold (R$ million)	(8,621)	(7,628)	13%	(8,550)	1%	(25,265)	(22,434)	13%
	Gross profit (R$ million)	1,198	1,339	-11%	1,425	-16%	3,729	3,907	-5%
	Gross margin (%)	12%	15%		14%		13%	15%

•      In 3Q12 compared to 3Q11, the increase in cost of goods sold on a consolidated basis is mainly explained by the higher raw material costs. The increase in raw material costs outpaced the increase in net sales per tonne shipped, leading to gross margin compression at all business operations, except the Brazil BO. The North America BO registered a mismatch between the drop in steel prices that was reflected already this quarter and the more expensive scrap that was acquired during 2Q12 and impacted shipments costs in 3Q12, due to the high volatility of scrap prices. In the Special Steel BO, the reduction in shipments led to lower dilution of fixed costs, causing gross margin compression. In the Brazil BO, in contrast to the other operations, gross margin expanded due to the increase in net sales per tonne shipped in the domestic market.

•      On a consolidated basis, in 3Q12 compared to 2Q12, the gross margin compression of two percentage points was due to the weaker performance of all business operations, except the Brazil BO. In the Special Steel BO, the reduction in shipments resulted in lower dilution of fixed costs, which in turn compressed gross margin. In the North America BO, the mismatch between the drops in steel prices and scrap costs, as explained above, led to a reduction in gross margin. The operation also incurred costs with scheduled maintenance stoppages. In the Latin America BO, the gross margin reduction was due to higher costs of goods sold, resulted from production equalization to a destocking movement and the write down of some raw materials and steel products prices. In the Brazil BO, in contrast to the other operations, gross margin expanded due to the increase in net sales per tonne shipped in the domestic market.

Selling, general and administrative expenses

SG&A Expenses	3rd Quarter	3rd Quarter	Variation	2nd Quarter	Variation	9 months	9 months	Variation
(R$ million)	2012	2011	3Q12/3Q11	2012	3Q12/2Q12	2012	2011	9M12/9M11
Selling expenses	150	150	0%	149	1%	431	446	-3%
General and administrative expenses	480	441	9%	487	-1%	1,434	1,314	9%
Total	630	591	7%	636	-1%	1,865	1,760	6%
Net sales	9,819	8,967	10%	9,975	-2%	28,994	26,341	10%
% of net sales	6%	7%		6%		6%	7%

•      Selling, general and administrative expenses as a ratio of net sales decreased in 3Q12 compared to same period last year, which reflected the net sales growth driven primarily by the increase in net sales per tonne shipped.

Equity income

•      The jointly controlled entities and associate companies, whose results are calculated using the equity method, recorded steel shipments of 265,000 tonnes in 3Q12, based on their respective equity interests, for net sales of R$ 435 million.

•      Based on the performance of jointly controlled entities and associate companies, equity income was negative R$ 3 million in 3Q12, compared to positive R$ 5 million in 3Q11 and negative R$ 14 million in 2Q12. Note that as of 3Q12, the India operation is no longer recorded using the equity accounting method and is now fully consolidated.

EBITDA

Breakdown of Consolidated EBITDA (1)	3rd Quarter	3rd Quarter	Variation	2nd Quarter	Variation	9 months	9 months	Variation
(R$ million)	2012	2011	3Q12/3Q11	2012	3Q12/2Q12	2012	2011	9M12/9M11
Net income	408	713	-43%	549	-26%	1,354	1,626	-17%
Net financial result	134	58	131%	335	-60%	566	446	27%
Provision for income and social contribution taxes	26	6	333%	(99)	—	3	238	-99%
Depreciation and amortization	465	438	6%	459	1%	1,362	1,316	3%
EBITDA	1,033	1,215	-15%	1,244	-17%	3,285	3,626	-9%
EBITDA Margin	11%	14%		12%		11%	14%

(1) Includes the results from associate and jointly-held companies based on the equity income method.

Note: EBITDA is not a method used in accounting practices, does not represent cash flow for the periods in question and should not be considered an alternative to cash flow as an indicator of liquidity. The Company's EBITDA is already calculated pursuant to Instruction 527 of the CVM, to take effect for earnings releases as of January 1, 2013.

Conciliation of Consolidated EBITDA	3rd Quarter	3rd Quarter	2nd Quarter	9 months	9 months
(R$ million)	2012	2011	2012	2012	2011
EBITDA (1)	1,033	1,215	1,244	3,285	3,626
Depreciation and amortization	(465)	(438)	(459)	(1,362)	(1,316)
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES (2)	568	777	785	1,923	2,310

(1) Non-accounting measurement adopted by the Company

(2) Accounting measurement disclosed in consolidated Statements of Income

EBITDA	EBITDA Margin

		3rd Quarter	3rd Quarter	Variation	2nd Quarter	Variation	9 months	9 months	Variation
EBITDA by Business Operation		2012	2011	3Q12/3Q11	2012	3Q12/2Q12	2012	2011	9M12/9M11
Brazil	EBITDA (R$ million)	691	617	12%	589	17%	1,691	1,688	0%
	EBITDA margin (%)	19%	17%		16%		16%	16%
North America	EBITDA (R$ million)	205	306	-33%	328	-38%	863	990	-13%
	EBITDA margin (%)	6%	11%		10%		9%	12%
Latin America	EBITDA (R$ million)	(3)	80	—	70	—	159	316	-50%
	EBITDA margin (%)	0%	8%		5%		4%	11%
Special Steel	EBITDA (R$ million)	233	296	-21%	362	-36%	855	913	-6%
	EBITDA margin (%)	13%	16%		17%		15%	16%
Eliminations and Adjustments	EBITDA (R$ million)	(93)	(84)		(105)		(283)	(281)
Consolidated	EBITDA (R$ million)	1,033	1,215	-15%	1,244	-17%	3,285	3,626	-9%
	EBITDA margin (%)	11%	14%		12%		11%	14%

•      Consolidated EBITDA (earnings before interest, tax, depreciation and amortization) and EBITDA margin decreased in 3Q12 compared to 3Q11, since the increase in raw material costs outpaced the increase in net sales per tonne shipped. The North America BO, which contributed 18% of EBITDA, registered a reduction in EBITDA margin due to a mismatch between the drop in steel prices that was reflected already this quarter and the more expensive scrap that was acquired during 2Q12 and impacted shipment costs in 3Q12, resulted from the high volatility in scrap prices. In the Special Steel BO, which contributed 21% of EBITDA in 3Q12, the reduction in shipments led to the lower dilution of fixed costs, which pressured EBITDA margin downward. In the Brazil BO, which contributed 61% of EBITDA, the increase in net sales per tonne shipped in the domestic market resulted in EBITDA margin expansion.

•      In 3Q12 compared to 2Q12, consolidated EBITDA and EBITDA margin decreased, impacted by the weaker operating performance in all business operations, except the Brazil BO, where absolute growth in EBITDA led EBITDA margin to expand 3 percentage points.

Financial result

Financial Result	3rd Quarter	3rd Quarter	Variation	2nd Quarter	Variation	9 months	9 months	Variation
(R$ million)	2012	2011	3Q12/3Q11	2012	3Q12/2Q12	2012	2011	9M12/9M11
Financial income	66	159	-58%	100	-34%	248	324	-23%
Financial expenses	(217)	(230)	-6%	(241)	-10%	(681)	(739)	-8%
Exchange variation, net	21	12	75%	(196)	—	(120)	37	—
Exchange variation on net investment hedge	(8)	—	—	(157)	-95%	(165)	—	—
Exchange variation - other lines	29	12	142%	(39)	—	45	37	22%
Gains (losses) on financial instruments, net	(4)	1	—	2	—	(13)	(68)	-81%
Financial Result	(134)	(58)	131%	(335)	-60%	(566)	(446)	27%

•      In accordance with IFRS, the Company has designated the bulk of its debt in foreign currency contracted by companies in Brazil as a hedge for a portion of the net investments in subsidiaries located abroad. As a result, the effects from exchange variation gains or losses on this debt were fully recognized in shareholders’ equity, while the tax effects (income tax and social contribution) were recognized in income. As of 2Q12, to neutralize the volatility in net income, given that income tax is levied on the total exchange variation of the debt as from Brazil, the Company opted to change the amount of this debt designated as hedge. Therefore, the exchange variation on the amount of US$ 2.0 billion continues to be recognized in shareholders’ equity, while the exchange variation on the portion of US$ 0.8 billion is now recognized in income.

•      In 3Q12 compared to 3Q11, the higher financial expense basically reflects the lower financial income. Compared to 2Q12, the financial result improved, mainly due to the reduced foreign exchange effects in the period, with a financial expense of R$ 8 million in 3Q12, compared to the financial expense of R$ 157 million in 2Q12.

Net income

Net Income	3rd Quarter	3rd Quarter	Variation	2nd Quarter	Variation	9 months	9 months	Variation
(R$ million)	2012	2011	3Q12/3Q11	2012	3Q12/2Q12	2012	2011	9M12/9M11
Income before taxes (1)	434	719	-40%	450	-4%	1,357	1,864	-27%
Income and social contribution taxes (IR/CS)	(26)	(6)	333%	99	—	(3)	(238)	-99%
IR/CS on net investment hedge	8	84	-90%	157	-95%	122	147	-17%
IR/CS - other lines	(34)	(90)	-62%	(58)	-41%	(125)	(385)	-68%
Consolidated Net Income (1)	408	713	-43%	549	-26%	1,354	1,626	-17%

(1) Includes the results from jointly controlled entities and associate companies based on the equity income method.

•      Consolidated net income in 3Q12 decreased in relation to 3Q11, reflecting the lower operating income and the higher negative financial result in the period.

•      Compared to 2Q12, consolidated net income decreased, reflecting the lower operating income, which was partially offset by the better financial result.

Dividends

•      The companies Metalúrgica Gerdau S.A. and Gerdau S.A. approved, based on the results recorded in 3Q12, the prepayment of the minimum mandatory dividend for fiscal year 2012 in the form of interest on equity, as shown below:

•          Payment date: November 23, 2012

•          Record date: shareholder positions on November 12, 2012

•          Ex-dividend date: November 13, 2012

•          Metalúrgica Gerdau S.A.

•          R$ 36.6 million (R$ 0.09 per share)

•          Gerdau S.A.

•          R$ 119.0 million (R$ 0.07 per share)

Investments

•      In 3Q12, investments in fixed assets totaled R$ 904 million, bringing total investments in the first nine months of the year to R$ 2.4 billion. Of the total invested in the quarter, 73% was allocated to units in Brazil and the remaining 27% to units in other countries.

•      In order to continue its investment plan, Gerdau will build a new melt shop with annual installed capacity of 650,000 tonnes at Riograndense mill, based in Sapucaia do Sul (Rio Grande do Sul state), which will replace the current melt shop that has 450,000 tonnes of annual capacity. The investment of R$ 460 million will also improve productivity, operational safety, product quality, environmental protection and energy saving. The new melt shop, which will startup in the second half of 2015, also involves the infrastructure needs for its expansion, machines and equipment purchase, civil construction and installations.

•      Based on the uncertainty in global economy, Gerdau has been selective on the valuation of its future investment projects and is already reviewing its investment plan of R$ 10.3 billion (2012-2016). A new plan will be announced on February, 2013.

Cash conversion cycle and working capital

•      In September 2012, the cash conversion cycle (working capital divided by daily net sales in the quarter) and the working capital decreased slightly in relation to June 2012. The decrease was due to the reductions in “inventory” and “accounts receivable” outpacing the reduction in “suppliers”.

Financial liabilities

Gross debt

(R$ billion)

•      On September 30, 2012, the composition of gross debt (loans, financing and debentures) was 18% in Brazilian real, 49% in foreign currency contracted by companies in Brazil and 33% in a variety of currencies contracted by subsidiaries abroad. Of this total, 21% was short-term and 79% was long-term debt. Gross debt increased by 9% from December 31, 2011, mainly due to the effects of exchange variation on foreign-denominated debt over the course of 2012 (mainly the 8.3% depreciation of the Brazilian real against the U.S. dollar).

•      The decrease in cash (cash, cash equivalents and financial investments) between December 2011 and September 2012 was mainly due to the debt payments made in 1Q12 and the higher working capital requirements during the first nine months of 2012. On September 30, 2012, 34% of this cash was held by Gerdau companies abroad and denominated mainly in U.S. dollar.

•      Net debt (gross debt less cash) increased by 31% from December 31, 2011 to September 30, 2012, due to the decrease in cash and the increase in gross debt. Compared to June 30, 2012, when it stood at R$ 11.7 billion, net debt remained relatively stable.

Indebtedness (R$ million)	9.30.2012	6.30.2012	12.31.2011
Short Term	3,093	2,971	1,757
Local Currency (Brazil)	1,093	1,003	821
Foreign Currency (Brazil)	485	333	243
Companies abroad	1,515	1,635	693
Long Term	11,875	11,921	11,927
Local Currency (Brazil)	1,553	1,947	2,383
Foreign Currency (Brazil)	6,911	6,855	6,462
Companies abroad	3,411	3,119	3,082
Gross Debt	14,968	14,892	13,684
Cash, cash equivalents and investments	2,999	3,165	4,578
Net Debt	11,969	11,727	9,106

•      On September 30, 2012, the nominal weighted average cost of gross debt was 5.9%, or 7.1% for the portion denominated in Brazilian real, 5.7% plus foreign exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil, and 5.7% for the portion contracted by subsidiaries abroad.

•      On September 30, 2012, the long-term debt amortization schedule, including debentures, was as follows:

Short Term	R$ million
4th quarter of 2012	1,315
1st quarter of 2013	345
2nd quarter of 2013	1,128
3rd quarter of 2013	305
Total	3,093

Long Term	R$million
2013 (4th quarter)	268
2014	1,362
2015	781
2016	292
2017 and after	9,172
Total	11,875

•      The Company’s main debt indicators are shown below:

Indicators	9.30.2012	6.30.2012	12.31.2011
Gross debt / Total capitalization (1)	34%	34%	34%
Net debt / Total capitalization (2)	29%	29%	25%
Gross debt / EBITDA (3)	3.5x	3.3x	2.9x
Net debt / EBITDA (3)	2.8x	2.6x	2.0x
EBITDA (3) / Financial expenses (3)	4.3x	4.5x	4.3x
EBITDA (3) / Net financial expenses (3)	6.9x	8.4x	7.4x

(1) - Total capitalization = shareholders’ equity + gross debt

(2) - Total capitalization = shareholders’ equity + net debt

(3) - Last 12 months

Corporate governance

New Investor Relations website

•      Gerdau made a series of improvements to its Investor Relations website, which now offers new tools, content and services to investors as well as faster and easier access to information. The improvements to the website reinforce Gerdau’s commitment to offering its investors rapid and transparent service.To see the new website go to:www.gerdau.com/ri

“Institutional Investor Magazine” Ranking 2012

•      Gerdau was recognized by the 2012 edition of the ranking sponsored by the Institutional Investormagazine, in the Metals & Mining category for Latin American companies. The ranking is based on an annual survey of buy and sell side analysts and aims to identify the best IR, CEO and CFO professionals, as well as the best IR teams. This year Gerdau received the following recognitions:

1st Place — Best Investor Relations Team

2nd Place — Best CEO

1st Place — Best CFO

1st Place — Best Investor Relations Professional

Note: all recognitions were based on the opinions of buy and sell side analysts.

To see the recognitions received by Gerdau go to:

http://ri.gerdau.com/static/enu/premios-reconhecimentos.asp?idioma=enu

Best Company to Work For in the Metal and Steel industry

•      In 2012, Gerdau was elected by “Guia Você S/A Exame” as the best company to work for in the metal and steel industry in Brazil. The annual guide recognizes companies for their excellence in maintaining good work environments and robust human resources practices. Created in 2007, it is one of the best and most respected surveys of organizational climate in Brazil.

Excellence in Health and Safety from the Worldsteel Association

•      For its safety practices, Gerdau received the “Safety and Health Excellence Recognition 2012” from the World Steel Association. The Company was recognized for its project “Safety Multipliers”, whose purpose is to conduct inspections, support team members and promote individual responsibility for the team safety. To select the best programs, Worldsteel analyzed initiatives at 38 steel producers worldwide based on three criteria: incorporation of health and safety principles, impact on safety metrics and applicability at other companies. The award was presented at the 46th Annual Worldsteel Conference in New Delhi, India held in October 2012.

Anefac-Fipecafi-Serasa Prize - Transparency Award

•      Gerdau was one of the winners of the 16th “Anefac-Fipecafi-Serasa Transparency Award” for its 2011 financial statements, marking the 13th consecutive time it has figured among the top ten companies presenting the best financial statements. Companies who entered were headquartered throughout Brazil and chosen from the 500 largest and best private companies in the areas of commerce, industry, and services, except financial services, as well as the 50 largest state-owned companies.

THE MANAGEMENT

This document contains forward-looking statements. These statements are based on estimates, information or methods that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risk, uncertainties and assumptions that include, among other factors: general economic, political and commercial conditions in Brazil and in the markets where we operate and existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake and expressly waives any obligation to update any of these forward-looking statements, which are valid only on the date on which they were made.

GERDAU S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands of  Brazilian Reais (R$)

	September 30, 2012	December 31, 2011
CURRENT ASSETS
Cash and cash equivalents	1,665,561	1,476,599
Short-term investments
Held for Trading	1,333,850	3,095,359
Available for sale	—	6,290
Trade accounts receivable - net	4,275,875	3,602,748
Inventories	9,125,445	8,059,427
Tax credits	909,442	815,983
Unrealized gains on financial instruments	116	140
Other current assets	236,046	262,603
	17,546,335	17,319,149

NON-CURRENT ASSETS
Tax credits	127,458	389,035
Deferred income taxes	2,143,565	1,547,967
Unrealized gains on financial instruments	1,417	—
Related parties	112,880	111,955
Judicial deposits	879,624	713,480
Other non-current assets	211,820	201,989
Prepaid pension cost	526,313	533,740
Advance for capital increase in jointly-controlled entity	—	65,254
Investments in associates and jointly-controlled entities	1,436,241	1,355,291
Other investments	25,902	19,366
Goodwill	9,951,542	9,155,789
Other Intangibles	1,345,987	1,273,708
Property, plant and equipment, net	19,289,442	17,295,071
	36,052,191	32,662,645

TOTAL ASSETS	53,598,526	49,981,794

GERDAU S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands of  Brazilian Reais (R$)

(Unaudited)

	September 30, 2012	December 31, 2011
CURRENT LIABILITIES
Trade accounts payable	3,325,649	3,212,163
Short-term debt	2,756,469	1,715,305
Debentures	336,005	41,688
Taxes payable	592,416	591,983
Payroll and related liabilities	644,958	617,432
Dividends payable	—	136,391
Environmental liabilities	28,767	31,798
Unrealized losses on financial instruments	9,990	314
Other current liabilities	375,335	429,927
	8,069,589	6,777,001

NON-CURRENT LIABILITIES
Long-term debt	11,571,333	11,182,290
Debentures	303,867	744,245
Related parties	5	6
Deferred income taxes	1,750,163	1,858,725
Unrealized losses on financial instruments	9,985	5,013
Provision for tax, civil and labor liabilities	1,049,397	907,718
Environmental liabilities	44,286	36,621
Employee benefits	1,015,913	1,089,784
Put options on non-controlling interest	589,134	533,544
Other non-current liabilities	308,802	327,044
	16,642,885	16,684,990

EQUITY
Capital	19,249,181	19,249,181
Treasury stocks	(280,873)	(237,199)
Legal reserve	407,615	407,615
Stock option	54,032	36,339
Other reserves	633,648	(701,399)
Retained earnings	7,259,070	6,242,932
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	27,322,673	24,997,469

NON-CONTROLLING INTERESTS	1,563,379	1,522,334

EQUITY	28,886,052	26,519,803

TOTAL LIABILITIES AND EQUITY	53,598,526	49,981,794

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of  Brazilian Reais (R$)

	For the three-month period ended		For the nine-month period ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011

NET SALES	9,819,092	8,967,321	28,993,964	26,340,979

Cost of sales	(8,621,389)	(7,628,291)	(25,264,844)	(22,433,669)

GROSS PROFIT	1,197,703	1,339,030	3,729,120	3,907,310

Selling expenses	(150,338)	(150,466)	(431,053)	(445,837)
General and administrative expenses	(480,084)	(440,854)	(1,433,829)	(1,313,774)
Other operating income	53,551	57,073	126,431	159,522
Other operating expenses	(49,934)	(32,847)	(82,102)	(82,214)
Equity in earnings of unconsolidated companies	(3,144)	5,424	14,187	84,877

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	567,754	777,360	1,922,754	2,309,884

Financial income	66,309	158,859	248,070	323,606
Financial expenses	(216,710)	(230,393)	(680,828)	(739,338)
Exchange variations, net	21,017	11,690	(119,898)	37,373
Gain and losses on financial instruments, net	(4,554)	1,529	(13,711)	(67,994)

INCOME BEFORE TAXES	433,816	719,045	1,356,387	1,863,531

Income and social contribution taxes
Current	(93,287)	(225,069)	(342,003)	(522,028)
Deferred	67,888	219,370	339,195	284,479

NET INCOME	408,417	713,346	1,353,579	1,625,982

ATTRIBUTABLE TO:
Owners of the parent	389,176	707,126	1,294,611	1,566,925
Non-controlling interests	19,241	6,220	58,968	59,057
	408,417	713,346	1,353,579	1,625,982

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of  Brazilian Reais (R$)

	For the nine month period ended
	September 30, 2012	September 30, 2011

Cash flows from operating activities
Net income for the period	1,353,579	1,625,982
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	1,362,084	1,315,788
Equity in earnings of unconsolidated companies	(14,187)	(84,877)
Exchange variation, net	119,898	(37,373)
Losses on financial instruments, net	13,711	67,994
Post-employment benefits	137,951	45,601
Stock based remuneration	30,857	4,057
Income tax	2,808	237,549
(Gain) Loss on disposal of property, plant and equipment and investments	(6,184)	17,358
Losses on available for sale securities	—	(28,073)
Allowance for doubtful accounts	31,915	29,270
Provision for tax, labor and civil claims	141,730	172,694
Interest income on investments	(132,362)	(183,031)
Interest expense on loans	592,059	622,379
Interest on loans with related parties	(729)	3,686
Provision for net realisable value adjustment in inventory	86,901	46,376
Reversal of net realisable value adjustment in inventory	(37,321)	(85,227)
	3,682,710	3,770,153
Changes in assets and liabilities:
Increase in trade accounts receivable	(409,914)	(750,810)
Increase in inventories	(469,336)	(567,975)
(Decrease) Increase in trade accounts payable	(217,923)	1,147,620
Increase in other receivables	(603,421)	(240,942)
Decrease in other payables	(77,706)	(359,101)
Distributions from jointly-controlled entities	46,614	56,734
Purchases of trading securities	(1,561,682)	(5,327,885)
Proceeds from maturities and sales of trading securities	3,539,548	3,532,511
Cash provided by operating activities	3,928,890	1,260,305

Interest paid on loans and financing	(481,351)	(548,960)
Income and social contribution taxes paid	(275,701)	(334,581)
Net cash provided by operating activities	3,171,838	376,764

Cash flows from investing activities
Additions to property, plant and equipment	(2,445,274)	(1,289,108)
Proceeds from sales of property, plant and equipment, investments and other intangibles	34,578	9,394
Additions to other intangibles	(104,865)	(115,610)
Advance for capital increase in jointly-controlled entity	(206,214)	(74,785)
Purchases of available for sale securities	—	(723,285)
Proceeds from sales of available for sale securities	—	776,458
Cash obtained in acquisition of control	16,916	—
Net cash used in investing activities	(2,704,859)	(1,416,936)

Cash flows from financing activities
Capital Increase	—	3,874,329
Effects of capital decrease in subsidiary	(76,623)	—
Purchase of treasury shares	(48,371)	(78,357)
Dividends and interest on capital paid	(416,342)	(341,127)
Payment of loans and financing fees	—	(25,530)
Proceeds from loans and financing	1,196,308	1,074,843
Repayment of loans and financing	(1,023,333)	(3,151,404)
Intercompany loans, net	(267)	(192,975)
Net cash (used) provided by financing activities	(368,628)	1,159,779

Exchange variation on cash and cash equivalents	90,611	97,954
	—	—
Increase in cash and cash equivalents	188,962	217,561
Cash and cash equivalents at beginning of period	1,476,599	1,061,034
Cash and cash equivalents at end of period	1,665,561	1,278,595